

07006892

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
APR 18 2007

SEC FILE NUMBER
8-42622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADING SERVICES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 POPLAR AVENUE, SUITE 700
(No. and Street)

MEMPHIS, TENNESSEE 38119
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BILL BESSIRE (901) 761-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMPSON DUNAVANT PLC
(Name – *if individual, state last, first, middle name*)

5100 POPLAR AVENUE, 30th FLOOR MEMPHIS, TENNESSEE 38137
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, BILL BESSIRE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADING SERVICES GROUP, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bill Bessire
Signature

PRESIDENT
Title

Deborah S West
Notary Public

DEBORAH S. WEST STATE OF TENNESSEE NOTARY PUBLIC SHELBY CO., TN MY COMM. EXP. 7-20-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADING SERVICES GROUP, INC.

Contents

	Page
Independent Auditor's Report	2
Statements of Financial Condition	3
Statements of Income (Loss)	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-9
Supplemental Information	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II - Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3	11
Report of Independent Accountants on Internal Controls Required by SEC Rule 17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3	12-13


THOMPSON DUNAVANT
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditor's Report

To the Stockholder
Trading Services Group, Inc.
Memphis, Tennessee

We have audited the accompanying statements of financial condition of Trading Services Group, Inc. as of December 31, 2006 and 2005, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trading Services Group, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of and for the year ended December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 financial statements taken as a whole.

Thompson Dunavant PLC

Memphis, Tennessee
February 27, 2007

5100 Poplar Avenue • Clark Tower 30th Floor • Memphis, TN 38137 • Ph. 901.685.5575 • fax. 901.685.5583 • www.thompsondunavant.com
a Professional Limited Liability Company

TRADING SERVICES GROUP, INC.

Statements of Financial Condition
December 31, 2006 and 2005

Assets	2006	2005
Current assets		
Cash	$ 217,217	$ 204,425
Accounts receivable	189,975	152,851
Total current assets	$ 407,192	$ 357,276
Liabilities and Stockholder's Equity		
Current liabilities		
Due to parent company	$ 265,699	$ 223,949
Accrued expenses	10,369	3,010
Total current liabilities	276,068	226,959
Commitments and contingencies		
Stockholder's equity		
Common stock, $250 stated value; 1,000 shares authorized, 100 shares issued and outstanding	25,000	25,000
Additional paid-in capital	100,000	100,000
Retained earnings	6,124	5,317
Total stockholder's equity	131,124	130,317
	$ 407,192	$ 357,276

The accompanying notes are an integral
part of these financial statements.

TRADING SERVICES GROUP, INC.

Statements of Income (Loss)
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions	$ 2,923,390	$ 4,117,587
Other	1,974,078	1,629,988
Total revenues	4,897,468	5,747,575
Expenses		
Management fees	3,361,200	3,086,000
Clearing fees	651,922	1,150,875
Compensation and benefits	443,903	484,661
Administration and other	439,521	1,024,448
Total expenses	4,896,546	5,745,984
Income before income taxes	922	1,591
Provision for income taxes	115	3,200
Net income (loss)	$ 807	$ (1,609)

The accompanying notes are an integral part of these financial statements.

TRADING SERVICES GROUP, INC.

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at January 1, 2005	$ 25,000	$ 100,000	$ 6,926	$ 131,926
Net loss for 2005	-	-	(1,609)	(1,609)
Balances at December 31, 2005	25,000	100,000	5,317	130,317
Net income for 2006	-	-	807	807
Balances at December 31, 2006	$ 25,000	$ 100,000	$ 6,124	$ 131,124

The accompanying notes are an integral part of these financial statements.

TRADING SERVICES GROUP, INC.

Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ 807	$ (1,609)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Changes in operating assets and liabilities		
Accounts receivable	(37,124)	148,350
Due to parent company	41,750	(205,199)
Accrued expenses	7,359	(688)
Net cash provided by (used in) operating activities	12,792	(59,146)
Net increase (decrease) in cash	12,792	(59,146)
Cash at beginning of year	204,425	263,571
Cash at end of year	$ 217,217	$ 204,425

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Trading Services Group, Inc. (the "Company"), a Tennessee corporation, is a wholly-owned subsidiary of Consulting Services Group, LLC ("CSG"). The Company is registered with the Securities and Exchange Commission ("SEC"), and National Association of Securities Dealers, Inc. ("NASD") and subject to regulation under the Securities Exchange Act of 1934. The Company is an introducing broker.

The Company executes all of its customers' transactions on a fully disclosed basis through clearing broker-dealers who carry the accounts and securities of the Company's customers.

Accounts receivable

Accounts receivable includes commissions and fee amounts receivable from clearing broker-dealers, and are stated at the amount management expects to collect from balances outstanding at year-end. Management closely monitors outstanding balances and writes off all balances not expected to be collected. Based upon management's assessment of the credit history with clearing broker-dealers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Revenue recognition

Commissions and related clearing expenses are recognized on a trade-date basis. Commissions are recorded at gross, and the clearing broker-dealer fees are recorded as expenses in the accompanying statements of income (loss). Other revenue represents special projects performed for clients on a fee basis. These revenues are all related to investment advisory services and are recognized as income when the services are performed.

Income taxes

The Company follows the asset and liability method for deferred income taxes as required by the provisions of Statement of Financial Accounting Standards No. 109. Under the asset and liability method, deferred income taxes are recognized, if applicable, for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Note 1 - Summary of significant accounting policies (continued)

Statement of liabilities subordinated to the claims of general creditors

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2006 or at any time during the year then ended.

Note 2 - Related party transactions

The Company is party to an informal originating fee and management fee arrangement under which CSG provides client referrals, management and support services. Total expenses incurred under this arrangement amounted to $3,361,200 for 2006 and $3,086,000 for 2005.

The Company rents office space and purchases support services, including primarily all personnel services from CSG. Total expenses incurred for such items amounted to $416,000 for 2006 and $411,000 for 2005. Included in these amounts is rent of $60,000 for 2006 and 2005. The majority of due to parent company at December 31, 2006 and 2005 represents unpaid amounts related to these expenses.

Note 3 - Contingencies

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, management believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position or results of operations of the Company.

Note 4 - Employee benefit plan

The Company participates in a qualified 401(k) profit sharing plan maintained by CSG. Employees who are twenty-one years of age with at least six months of employment are eligible to participate. Eligible employees may voluntarily defer a percentage of their compensation, not to exceed maximum limits set by the Internal Revenue Service. Employer matching and nonelective contributions are discretionary.

Note 5 - Income taxes

The provision for income taxes for the years ended December 31, 2006 and 2005 is comprised of the following:

	2006	2005
Current		
Federal	$ 115	$ 1,000
State	-	2,200
	$ 115	$ 3,200

Note 6 - Net capital and reserve requirements

The Company is required to maintain minimum net capital pursuant to the "Uniform Net Capital Rule" (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a $50,000 minimum. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds ten times its net capital as defined under the Rule. At December 31, 2006 and 2005, the Company's net capital as defined under the Rule, amounted to $125,523 and $108,289, respectively, which was $75,523 and $58,289, respectively, in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.20 to 1 at December 31, 2006 and 2.10 to 1 at December 31, 2005. Additionally, the Company is required by its clearing agent to maintain net capital of at least $100,000.

Note 7 - Concentration of credit risk

The Company has concentrated its credit risk for cash by maintaining deposits in financial institutions within its geographic region which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk to cash.



SUPPLEMENTAL INFORMATION

TRADING SERVICES GROUP, INC.
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Computation of Net Capital

Total stockholder's equity	$	131,124
Less nonallowable assets:		
Accounts receivable		5,601
2% haircut on securities (pursuant to Rule 15c3-1)		-
Net capital	$	125,523

Computation of Aggregate Indebtedness

Due to parent company	$	265,699
Accrued expenses		10,369
Total aggregate indebtedness	$	276,068

Computation of Basic Net Capital Requirement

Minimum net capital requirements, greater of $50,000 or 6.67% of aggregate indebtedness	$	50,000
Net capital in excess of minimum requirement		75,523
Total net capital as computed above	$	125,523
Ratio of aggregate indebtedness to net capital		2.20

No material differences exist between the above computation and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II A as of December 31, 2006.

TRADING SERVICES GROUP, INC.
Schedule II - Computation for Determination of the Reserve
Requirements Under Securities and Exchange Commission Rule.15c3-3
December 31, 2006

Exemption Under Section (k)(2)(ii) has been Claimed

The Company is not required to file this schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) of the Rule. The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis through clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

TRADING SERVICES GROUP, INC.

Report of Independent Accountants on Internal Controls Required by SEC Rule 17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3

For the Year Ended December 31, 2006

To the Stockholder
Trading Services Group, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental information of Trading Services Group, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Govenors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Thompson Dunavant PLC

Memphis, Tennessee
February 27, 2007

END